Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Second Quarter of 2022 and Declares Cash Distribution

Majuro, Marshall Islands, July 28, 2022, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the second quarter of 2022.

Highlights

•

Rechartered the Methane Rita Andrea, a steam turbine propulsion (“Steam”) LNG carrier, with an energy major for one year and signed a new multi-month time charter agreement for the GasLog Seattle, a tri-fuel diesel electric (“TFDE”) LNG carrier, with a major trading house

•

Entered into an agreement to sell, subject to customary and other closing conditions, the Steam LNG carrier Methane Shirley Elisabeth, to an unrelated third party for approximately $54.0 million, with the sale expected to be completed in the third quarter of 2022, while pursuing an agreement for the sale and lease-back of another Steam vessel within the next 12 months

•	Repurchased $8.7 million of preference units in the open market in the second quarter of 2022 and a total of $18.7 million of repurchased preference units in the first six months of 2022
•	Repaid $19.9 million of debt and lease liabilities during the second quarter of 2022 and $56.9 million in the first six months of 2022
•	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $84.9 million, $0.8 million, $26.3 million and $59.3 million, respectively
•	Quarterly Earnings/(loss) per unit (“EPU”) of ($0.12) and Adjusted EPU(1) of $0.37
•	Declared cash distribution of $0.01 per common unit for the second quarter of 2022

CEO Statement

Paolo Enoizi, Chief Executive Officer, commented: “The Partnership is glad to report a positive operating result for the second quarter of 2022, driven by an improved LNG shipping spot market and a sustained interest for term business. Our team has been able to secure important chartering opportunities for two vessels in our fleet, the Steam LNG carrier Methane Rita Andrea and the TFDE LNG carrier GasLog Seattle, and realize another two important transactions with the expected sale of the Methane Shirley Elisabeth and the potential sale and lease-back of an additional Steam vessel at prices that reflect the improved LNG carrier sale and purchase market. The two new charters are expected to add approximately $50.0 million of incremental EBITDA(1) to our contract portfolio, while the sale of the Methane Shirley Elisabeth is expected to contribute approximately $20.0 million of incremental net liquidity (net sale proceeds less debt prepayment) to our balance sheet.

We continue to successfully execute on our business strategy and capital allocation plan, de-leveraging our balance sheet and continuing our preference unit repurchase programme and further reducing the all-in break-evens of our fleet.”

Financial Summary

	For the three months ended
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	June 30, 2021	June 30, 2022	% Change
Revenues	70,352	84,922	21%
Profit	14,663	761	(95)%
EPU, common (basic)	0.14	(0.12)	(186)%
Adjusted Profit(1)	12,701	26,329	107%
Adjusted EBITDA(1)	44,968	59,323	32%
Adjusted EPU, common (basic)(1)	0.10	0.37	270%

There were 1,365 available days for the second quarter of 2022, as compared to 1,283 available days for the second quarter of 2021, due to the scheduled dry-dockings of three of our vessels in the second quarter of 2021.

Management classifies the Partnership’s vessels from a commercial point of view into two categories: (a) spot fleet and (b) long-term fleet. The spot fleet includes all vessels under charter party agreements with an initial duration of up to five years (excluding optional periods), while the long-term fleet comprises all vessels with charter party agreements of an initial duration of more than five years (excluding optional periods).

For the three months ended June 30, 2021 and 2022, an analysis of available days, revenues and voyage expenses and commissions per category is presented below:

	For the three months ended		For the three months ended
	June 30, 2021		June 30, 2022
All amounts expressed in thousands of U.S. dollars, except number of days	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	761	522	819	546
Revenues	27,471	42,881	41,424	43,498
Voyage expenses and commissions	(1,064)	(788)	(663)	(1,509)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

Revenues were $84.9 million for the second quarter of 2022, compared to $70.4 million for the same period in 2021. The increase of $14.5 million is mainly attributable to a net increase in revenues from our vessels operating in the spot market in the second quarter of 2022, in line with the improvement of the LNG shipping spot and term market, combined with an increase in revenues resulting from the 82 off-hire days due to the scheduled dry-dockings of three of our vessels in the second quarter of 2021 (compared to nil in the same period in 2022).

Voyage expenses and commissions were $2.2 million for the second quarter of 2022, compared to $1.9 million for the same period in 2021. The increase of $0.3 million in voyage expenses and commissions is mainly attributable to an increase in broker commissions in line with the abovementioned increase in revenues in the second quarter of 2022, as compared to the same period in 2021.

Vessel operating costs were $19.0 million for the second quarter of 2022, compared to $20.0 million for the same period in 2021. The decrease of $1.0 million in vessel operating costs is mainly attributable to a decrease in technical maintenance expenses and a decrease in vessel management fees, partially offset by an increase in crew costs, with the latter largely related to the in-house management of the Solaris (after her redelivery into our managed fleet on April 6, 2022). As a result, daily operating costs per vessel decreased to $14,005 per day for the second quarter of 2022 from $15,734 per day for the second quarter of 2021.

General and administrative expenses were $4.4 million for the second quarter of 2022, compared to $3.5 million for the same period in 2021. The increase of $0.9 million is mainly attributable to an aggregate increase in administrative services fees for our fleet in connection with the increase in the annual fee per vessel payable to GasLog Ltd. in 2022 (approximately $0.3 million per vessel per year). As a result, daily general and administrative expenses increased to $3,211 per vessel ownership day for the second quarter of 2022 from $2,554 per vessel ownership day for the second quarter of 2021.

Impairment loss on vessels was $28.0 million for the second quarter of 2022, compared to nil for the same period in 2021. The impairment loss was recognized pursuant to the reclassification of two of our Steam vessels as held for sale and remeasurement of their carrying amounts as of June 30, 2022.

Adjusted EBITDA(1) was $59.3 million for the second quarter of 2022, compared to $45.0 million for the same period in 2021. The increase of $14.3 million is mainly attributable to the increase in revenues of $14.5 million described above.

Financial costs were $9.8 million for the second quarter of 2022, compared to $9.1 million for the same period in 2021. The increase of $0.7 million in financial costs is attributable to an increase in interest expense on loans, mainly due to an increase in the London Interbank Offered Rate (“LIBOR”) rates in the second quarter of 2022 as compared to the same period in 2021, and an increase in interest expense on leases, pursuant to the sale and leaseback of the GasLog Shanghai in October 2021. During the second quarter of 2022, we had an average of $1,058.1 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 3.1%, compared to an average of $1,261.1 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.4% during the second quarter of 2021.

Gain on derivatives was $1.2 million for the second quarter of 2022, compared to a loss of $0.4 million for the same period in 2021. The decrease of $1.6 million in the loss on derivatives is attributable to a decrease in realized loss on derivatives held for trading and an increase in unrealized gain from the mark-to-market valuation of derivatives (interest rate swaps) held for trading, which were carried at fair value through profit or loss, mainly due to changes in the forward yield curve.

Profit was $0.8 million for the second quarter of 2022, compared to $14.7 million for the same period in 2021. The decrease in profit of $13.9 million is mainly attributable to the impairment loss of $28.0 million, partially offset by the increase in revenues of $14.5 million, as described above.

Adjusted Profit was $26.3 million for the second quarter of 2022, compared to $12.7 million for the same period in 2021. The increase in Adjusted Profit of $13.6 million is mainly attributable to the increase in Adjusted EBITDA(1) discussed above.

As of June 30, 2022, we had $147.3 million of cash and cash equivalents, out of which $51.8 million was held in current accounts and $95.5 million was held in time deposits with an original duration of less than three months. An additional amount of $10.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of June 30, 2022, we had an aggregate of $1,036.1 million of bank borrowings outstanding under our credit facilities, of which $159.3 million was repayable within one year. Current bank borrowings include an amount of $69.1 million with respect to the associated debt of our two Steam vessels classified as held for sale as of June 30, 2022. As of June 30, 2022, we also had an aggregate of $50.9 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, of which $10.5 million was payable within one year.

As of June 30, 2022, our current assets totaled $291.6 million and current liabilities totaled $239.8 million, resulting in a positive working capital position of $51.8 million.

(1)

Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Sale of Vessels

In June 2022, GasLog Partners entered into an agreement to sell, subject to customary and other closing conditions, the Methane Shirley Elisabeth, a 145,000 cubic meter Steam LNG carrier built in 2007, to an unrelated third party for a gross sale price of approximately $54.0 million, resulting in the reclassification of the vessel as held for sale and the recognition of an impairment loss of $14.7 million as of June 30, 2022. The transaction is expected to be completed in the third quarter of 2022, upon redelivery of the vessel from its current charterer.

In addition, as of June 30, 2022, GasLog Partners had been pursuing an agreement for the sale and lease-back of another Steam vessel, resulting in the reclassification of that vessel as held for sale and the recognition of an impairment loss of $13.3 million. While no definitive agreement has yet been reached, the agreement is expected to be executed and the sale expected to be completed within the next 12 months.

Preference Unit Repurchase Programme

In the second quarter of 2022, under the Partnership’s preference unit repurchase programme (the “Repurchase Programme”) established in March 2021, GasLog Partners repurchased and cancelled 72,762 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 140,201 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 132,715 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”), for an aggregate amount of $8.7 million, including commissions.

Since inception of the Repurchase Programme in March 2021 and up to June 30, 2022, GasLog Partners has repurchased and cancelled 80,600 Series A Preference Units, 777,220 Series B Preference Units and 615,599 Series C Preference Units at a weighted average price of $25.44, $25.06 and $25.23 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $37.1 million, including commissions.

LNG Market Update and Outlook

Global LNG demand was forecasted to be 95.7 million tonnes (“mt”) in the second quarter of 2022, according to Wood Mackenzie, Energy Research and Consultancy (“WoodMac”), compared to 92 mt in the second quarter of 2021, an increase of approximately 4%, primarily led by continued strong demand from Europe in response to low inventories and continued disruption of gas pipeline imports from Russia. As a result of increased LNG imports, European inventories were recovering to seasonal average levels. However, Russia has reduced flows via Nord Stream 1 pipeline into Germany by 60%, citing technical issues for the reduction.

Global LNG supply was approximately 101.3 mt in the second quarter of 2022, growing by 6.5 mt, or 6.9%, compared to the second quarter of 2021 according to WoodMac. LNG supply in 2022 retained strong levels compared to the first quarter of 2022, declining by just 0.1 mt as a result of high utilization in the United States (“U.S.”) and the gradual recovery of Norwegian exports. Looking ahead, approximately 163 mt of new LNG capacity is currently under construction and scheduled to come online between 2023 and 2027.

Headline spot rates for TFDE LNG carriers, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $61,846 per day in the second quarter of 2022, a 6.7% increase over the $57,962 per day average in the second quarter of 2021. Headline spot rates for Steam LNG carriers averaged $40,346 per day in the second quarter of 2022, 10% lower than the average of $44,654 per day in the second quarter of 2021. Headline spot rates in the second quarter of 2022 were impacted by an increased availability of sublet tonnage, limited spot vessel enquiries and declining inter-basin demand. Most recently, the fire at the Freeport LNG export facility significantly negatively affected demand for LNG carriers in the Atlantic Basin while simultaneously releasing additional vessels into the spot market. The market for independently owned vessels, however, is supported by strong demand in the multi-month/multi-year market, despite the recent underperformance of the spot market, due to uncertainty, volatility and the small number of uncommitted vessels able to offer charterers the necessary flexibility. One-year time charter rates for TFDE LNG carriers averaged

$112,250 per day in the second quarter of 2022, a 43% increase over the $78,267 per day average in the second quarter of 2021. One-year time charter rates for Steam LNG carriers averaged $62,450 per day in the second quarter of 2022, a 20% increase over the $52,083 daily average in the second quarter of 2021.

As of July 1, 2022, Clarksons assessed headline spot rates for TFDE and Steam LNG carriers at $58,750 per day and $32,500 per day, respectively. Forward assessments for LNG carrier spot rates indicate rising spot rates through the remainder of the year.

As of July 1, 2022, Poten & Partners Group Inc. estimated that the orderbook totaled 219 dedicated LNG carriers (>100,000 cbm), representing 37% of the on-the-water fleet. Of these, 189 vessels (or 86%) have multi-year charters. There were 88 orders for newbuild LNG carriers in the first six months of 2022 compared with 77 orders for all of 2021.

Preference Unit Distributions

On July 27, 2022, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on September 15, 2022 to all unitholders of record as of September 8, 2022.

Common Unit Distribution

On July 27, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended June 30, 2022. The cash distribution is payable on August 11, 2022 to all unitholders of record as of August 8, 2022.

ATM Common Equity Offering Programme (“ATM Programme”)

The Partnership did not issue any common units under the ATM Programme during the second quarter of 2022.

Conference Call

GasLog Partners will host a conference call to discuss its results for the second quarter of 2022 at 8.00 a.m. EDT (3.00 p.m. EEST) on Thursday, July 28, 2022. The Partnership’s senior management will review the operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 866 374 5140 (USA)

+44 20 3100 4191 (United Kingdom)

+33 1 72 25 67 60 (France)

+852 800 9337 52 (Hong Kong)

Conference ID: 57987430

A live webcast of the conference call will be available on the Investor Relations page of the GasLog Partners website

(http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is an owner and operator of LNG carriers. The Partnership’s fleet consists of 14 wholly-owned LNG carriers as well as one vessel on a bareboat charter, with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•

general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	our ability to secure new multi-year charters at economically attractive rates;
•

our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew costs, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
•	fluctuations in exchange rates, especially the U.S. dollar and Euro;
•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;
•

our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for distributions;
•	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;
•

our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	risks inherent in ship operation, including the discharge of pollutants;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
•

the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 1, 2022, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and June 30, 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31,	June 30,
	2021	2022
Assets
Non-current assets
Other non-current assets	44	128
Derivative financial instruments – non-current portion	—	25
Tangible fixed assets	1,888,583	1,714,062
Right-of-use assets	81,996	73,555
Total non-current assets	1,970,623	1,787,770
Current assets
Vessels held for sale	—	113,435
Trade and other receivables	11,156	15,828
Inventories	2,991	3,153
Prepayments and other current assets	1,433	1,808
Derivative financial instruments – current portion	—	94
Short-term cash deposits	—	10,000
Cash and cash equivalents	145,530	147,272
Total current assets	161,110	291,590
Total assets	2,131,733	2,079,360
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,137,201 units issued and outstanding as of December 31, 2021 and 51,272,865 units issued and outstanding as of June 30, 2022)	579,447	600,151
General partner (1,077,494 units issued and outstanding as of December 31, 2021 and 1,080,263 units issued and outstanding as of June 30, 2022)	10,717	11,170
Preference unitholders (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021 and 5,669,400 Series A Preference Units, 3,822,780 Series B Preference Units and 3,384,401 Series C Preference Units issued and outstanding as of June 30, 2022)	329,334	310,606
Total partners’ equity	919,498	921,927
Current liabilities
Trade accounts payable	9,547	14,220
Due to related parties	952	4,350
Derivative financial instruments—current portion	5,184	10
Other payables and accruals	50,171	51,352
Borrowings—current portion	99,307	159,342
Lease liabilities—current portion	10,342	10,512
Total current liabilities	175,503	239,786
Non-current liabilities
Derivative financial instruments—non-current portion	4,061	72
Borrowings—non-current portion	986,451	876,802
Lease liabilities—non-current portion	45,556	40,367
Other non-current liabilities	664	406
Total non-current liabilities	1,036,732	917,647
Total partners’ equity and liabilities	2,131,733	2,079,360

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Revenues	70,352	84,922	157,440	170,381
Voyage expenses and commissions	(1,852)	(2,172)	(3,931)	(3,633)
Vessel operating costs	(20,044)	(19,047)	(37,851)	(37,621)
Depreciation	(20,798)	(22,224)	(41,484)	(44,211)
General and administrative expenses	(3,488)	(4,380)	(6,559)	(9,071)
Impairment loss on vessels	—	(28,027)	—	(28,027)
Profit from operations	24,170	9,072	67,615	47,818
Financial costs	(9,115)	(9,778)	(18,531)	(18,559)
Financial income	11	221	23	260
(Loss)/gain on derivatives	(403)	1,246	916	6,223
Total other expenses, net	(9,507)	(8,311)	(17,592)	(12,076)
Profit and total comprehensive income for the period	14,663	761	50,023	35,742

Earnings/(loss) per unit, basic and diluted:
Common unit, basic	0.14	(0.12)	0.71	0.42
Common unit, diluted	0.14	(0.12)	0.68	0.40
General partner unit	0.14	(0.12)	0.72	0.42

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30,	June 30,
	2021	2022
Cash flows from operating activities:
Profit for the period	50,023	35,742
Adjustments for:
Depreciation	41,484	44,211
Impairment loss on vessels	—	28,027
Financial costs	18,531	18,559
Financial income	(23)	(260)
Gain on derivatives	(916)	(6,223)
Share-based compensation	167	463
	109,266	120,519
Movements in working capital	3,751	1,662
Net cash provided by operating activities	113,017	122,181
Cash flows from investing activities:
Payments for tangible fixed assets additions	(12,241)	(1,219)
Financial income received	23	123
Purchase of short-term cash deposits	(2,500)	(10,000)
Net cash used in investing activities	(14,718)	(11,096)
Cash flows from financing activities:
Borrowings repayments	(54,838)	(51,746)
Principal elements of lease payments	(224)	(5,151)
Interest paid	(21,384)	(18,646)
Release of cash collateral for interest rate swaps	280	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	10,205	16
Repurchases of preference units	—	(18,742)
Payment of offering costs	(124)	(20)
Distributions paid (including common and preference)	(16,134)	(15,054)
Net cash used in financing activities	(82,219)	(109,343)
Increase in cash and cash equivalents	16,080	1,742
Cash and cash equivalents, beginning of the period	103,736	145,530
Cash and cash equivalents, end of the period	119,816	147,272

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels, loss on disposal of vessel and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels, (d) loss on disposal of vessel and (e) restructuring costs. Adjusted EPU represents Adjusted Profit (as defined above), after deducting preference unit distributions and adding/deducting any difference between the carrying amount of preference units and the fair value of the consideration paid to settle them, divided by the weighted average number of units outstanding during the period. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels, loss on disposal of vessel and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels, loss on disposal of vessel and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership. Loss on disposal of vessel is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because loss on disposal of vessel represents the excess of its carrying amount over the amount that was recovered through sale and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

The estimated incremental EBITDA in 2022 and 2023 in connection with the recharterings of the Methane Rita Andrea and the Gaslog Seattle is based on the following assumptions:

-	continuation of the time charters for the Methane Rita Andrea and the Gaslog Seattle through expiration in October 2023 and March 2023, respectively;
-	vessel operating and supervision costs and voyage expenses and commissions per current internal estimates; and
-	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual EBITDA could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of the Partnership’s management, was prepared on a reasonable basis and reflects the best currently available estimates and judgments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this press release are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Profit for the period	14,663	761	50,023	35,742
Depreciation	20,798	22,224	41,484	44,211
Financial costs	9,115	9,778	18,531	18,559
Financial income	(11)	(221)	(23)	(260)
Loss/(gain) on derivatives	403	(1,246)	(916)	(6,223)
EBITDA	44,968	31,296	109,099	92,029
Impairment loss on vessels	—	28,027	—	28,027
Restructuring costs	—	—	—	168
Adjusted EBITDA	44,968	59,323	109,099	120,224

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30,2021	June 30,2022	June 30,2021	June 30,2022
Profit for the period	14,663	761	50,023	35,742
Non-cash gain on derivatives	(1,962)	(2,459)	(5,569)	(9,282)
Impairment loss on vessels	—	28,027	—	28,027
Restructuring costs	—	—	—	168
Adjusted Profit	12,701	26,329	44,454	54,655

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Profit for the period	14,663	761	50,023	35,742
Adjustment for:
Accrued preference unit distributions	(7,582)	(6,818)	(15,164)	(13,808)
Differences on repurchase of preference units	—	(134)	—	(216)
Partnership’s profit/(loss) attributable to:	7,081	(6,191)	34,859	21,718
Common units	6,933	(6,064)	34,127	21,269
General partner units	148	(127)	732	449
Weighted average units outstanding (basic)
Common units	48,161,285	51,171,651	47,841,332	51,154,521
General partner units	1,021,953	1,077,524	1,021,646	1,077,509
EPU (basic)
Common units	0.14	(0.12)	0.71	0.42
General partner units	0.14	(0.12)	0.72	0.42

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Profit for the period	14,663	761	50,023	35,742
Adjustment for:
Accrued preference unit distributions	(7,582)	(6,818)	(15,164)	(13,808)
Differences on repurchase of preference units	—	(134)	—	(216)
Partnership’s profit/(loss) used in EPU calculation	7,081	(6,191)	34,859	21,718
Non-cash gain on derivatives	(1,962)	(2,459)	(5,569)	(9,282)
Impairment loss on vessels	—	28,027	—	28,027
Restructuring costs	—	—	—	168
Adjusted Partnership’s profit used in EPU calculation attributable to:	5,119	19,377	29,290	40,631
Common units	5,013	18,978	28,675	39,793
General partner units	106	399	615	838
Weighted average units outstanding (basic)
Common units	48,161,285	51,171,651	47,841,332	51,154,521
General partner units	1,021,953	1,077,524	1,021,646	1,077,509
Adjusted EPU (basic)
Common units	0.10	0.37	0.60	0.78
General partner units	0.10	0.37	0.60	0.78